UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40387

THE LION ELECTRIC COMPANY

(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibits 99.2, 99.3 and 99.4 included with this report are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-265627), as amended and supplemented and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

99.1	Press Release dated June 17, 2022

99.2

Equity Distribution Agreement, dated June 17, 2022, among The Lion Electric Company, Barclays Capital Canada Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Roth Canada Inc., Laurentian Bank Securities Inc., Raymond James Ltd., Scotia Capital Inc., Barclays Capital Inc., National Bank of Canada Financial Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Roth Capital Partners, LLC, Laurentian Capital USA, Raymond James (USA) Ltd. and Scotia Capital (USA) Inc.

99.3	Consent of Stikeman Elliott LLP

99.4	Consent of McCarthy Tétrault LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY

Date: June 17, 2022	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer